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                                                               February 28, 2006


Ms. Jill S. Davis
Branch Chief
United States
Securities and Exchange Commission
Washington DC  20549-7010


          Re:  Hines Horticulture, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2004
               Filed March 23, 2005
               Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
               June 30, 2005 and September 30, 2005
               Filed May 16, 2005, August 15, 2005 and November 14, 2005 Response letters dated January 20, 2006 and January 31, 2006 File No. 0-24439


Dear Ms. Davis,

Please find enclosed our responses to your review comments. Please let me know if after reviewing the responses, you have additional questions or comments. We have included the initial comment and our response beneath it.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Accounting for goodwill Impairment, page 17
-------------------------------------------

     1. We have reviewed your response to prior comment number three. Please identify for us each of your components. Also, please provide us with an analysis of the economic considerations based on past and expected financial results that you considered to form your conclusion that it is appropriate to aggregate your 13 components into one reporting unit.

Response - Our components are comprised of our thirteen nurseries around the United States, as follows:

1.  Irvine, California
2.  Vacaville, California
3.  Fallbrook, California
4.  Fresno, California
5.  Forest Grove, Oregon
6.  Chino Valley, Arizona

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7.  Houston, Texas
8.  Miami, Florida
9.  Trenton, South Carolina
10. Danville, Pennsylvania
11. Pipersville, Pennsylvania
12. Newark, New York
13. Utica, New York

The economic considerations that we specifically review include: net sales contribution by site, cash flow contribution by site, gross margin contribution by site and cost per unit by site. We view contribution by site as the relative performance of the site to the consolidated results. All of these economic considerations have trended in the same direction during the past four years. Additionally, we expect these trends to continue into the foreseeable future. Taking these economic considerations into account along with the similar nature of the products, the production processes, the class of customer for our products and the similar nature used to distribute our products, as well as, the manner in which we operate each component being similar, we feel that it is appropriate to aggregate these components into one reporting unit.

     2. We have reviewed your response to prior comment number three. Please explain why you believe it is appropriate to use your quoted market price to solely determine fair value of your reporting unit. Specifically address Footnote 16, and paragraphs 23 and B154 of SFAS 142 in your response.

Response - In regards to paragraph 23 of SFAS 142, we use our quoted market price to determine the fair value of our reporting unit. However, in regards to Footnote 16 and paragraph B154 of SFAS 142, we do have a control premium of 10% that was based on a valuation performed by an independent valuation firm in conjunction with our SFAS 142 testing of the year ended December 31, 2001. Subsequent to this valuation, we have never needed to apply this 10% control premium to our quoted market price in order to pass step one. On a prospective basis, we will include this 10% control premium in our step one analysis of comparing fair value to its carrying amount, including goodwill.

If, after review of our responses, you have any questions or concerns, please do not hesitate to contact me. I can be reached at (949) 936-8122 or via facsimile at (949) 786-0968.


                                                  Sincerely,

                                                  /s/ Claudia Pieropan

                                                  Claudia Pieropan
                                                  Chief Financial Officer
                                                  Hines Horticulture, Inc.